CLECO POWER LLC	EXHIBIT 12(b)

Computation of Ratios of Earnings to Fixed Charges
UNAUDITED (THOUSANDS, EXCEPT RATIOS)	2010		2009		2008		2007		2006
Earnings from continuing operations	$147,405		$111,166		$113,832		$84,673		$64,828
Income taxes	75,107		15,297		27,956		29,613		33,059
Earnings from continuing operations before income taxes	$222,512		$126,463		$141,788		$114,286		$97,887
Fixed charges:
Interest, long-term debt	$73,926		$65,636		$51,636		$32,903		$33,138
Interest, other (including interest on short-term debt)	7,089		17,335		13,397		8,408		4,662
Amortization of debt expense, premium, net	2,279		1,764		1,892		1,399		1,295
Portion of rentals representative of an interest factor	431		536		523		558		506
Interest of capitalized lease	3,972		1,545		-		-		-
Total fixed charges	$87,697		$86,816		$67,448		$43,268		$39,601
Earnings from continuing operations before income taxes	$222,512		$126,463		$141,788		$114,286		$97,887
Total fixed charges from above	87,697		86,816		67,448		43,268		39,601
Earnings from continuing operations before income taxes and fixed charges	$310,209		$213,279		$209,236		$157,554		$137,488
Ratio of earnings to fixed charges	3.54	X	2.46	X	3.10	X	3.64	X	3.47	X